January 18, 2008

U.S. Securities and Exchange Commission
Attn: Mr. Paul Cline
Division of Corporation and Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	FNBH Bancorp, Inc. Form 10-Q for the Periods Ended June 30 and September 30, 2007

Dear Mr. Cline:

        This letter is in response to the comments of the staff of the Division of Corporation and Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 13, 2007, with respect to the quarterly reports on Form 10-Q for the periods ended June 30, 2007 and September 30, 2007, filed by FNBH Bancorp, Inc. (the “Company”). The numbered paragraphs below correspond to the numbered comments set forth in your letter.

Forms 10-Q for the Periods Ended June 30, 2007 and September 30, 2007

1.	Please revise to provide the following information regarding the significant deterioration of your loan portfolio and the resultant increases in the allowance for loan losses and losses on loans held for sale:

•	Discuss in detail the facts and circumstances resulting in the significant credit deterioration in your loan portfolio on December 31, 2006 through June 30, 2007 and from June 30, 2007 through September 30, 2007.

Response

In its reports on Form 10-Q for the quarters ended June 30, 2007 and September 30, 2007, the Company disclosed, in connection with its discussion on the Provision for Loan Losses, that (1) the Michigan economy, in general, (2) the decline in the local real estate market, and (3) the high level of loan delinquencies on real estate secured loans may adversely impact asset quality. These factors accelerated in the third quarter due in part to the issues occurring in the mortgage industry relating to subprime lending, which impacted the secondary market relative to loans sales, as well as collateral values generally. In future filings, the Company’s disclosure related to its provision for loan losses will include additional details on the facts and circumstances impacting the quality of its loan portfolio, including the following in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007:

Securities and Exchange Commission
January 18, 2008

“Since December 31, 2006, the Michigan economy, in general, and, more specifically, the decline in real estate sales and valuations in southeast Michigan, significantly and adversely impacted the quality of the Company’s portfolio of loans secured by real estate. In addition, the local economies served by the Company have been adversely impacted by the continued downturn in the automotive market and related industries which, in turn, has caused a significant increase in loan delinquencies. Due to the relative high concentration of Company loans that are secured by real estate and the continued decline in real estate values during 2007, the Company has continued to experience an increase in non-performing loans and impaired loans.”

•	Disclose the specific types of loans suffering credit deterioration and quantify your additional exposure to them.

Response

The Company believes it has previously disclosed the types of loans suffering credit deterioration in the quarterly Form 10-Q filings as part of the discussion on nonperforming loans (as referred to in the response to question #1 above). The Company did disclose the balance of these loan types in its last annual Form 10-K filing, and those balances have not materially changed since December 31, 2006; only the credit quality of these loan types has deteriorated due to the current economic environment.

The following categories of loans, and the balances for the dates indicated, incurred the greatest credit deterioration during 2007:

	12/31/06	6/30/07	9/30/07	12/31/07

Real Estate construction and land development	$66,845	$63,413	$54,183	$51,856
Real Estate other (secured by commercial and multi family)	$203,219	$200,368	$196,014	$192,784

In response to the Staff’s comments, the Company will, in future filings, quantify the exposure to these loan categories.

•	Discuss the basis for reclassifying loans reclassified as held for sale from the held for investment portfolio back to the held for investment portfolio. Clarify how you considered paragraph 8 of SOP 01-6 in originally recording the loans.

Securities and Exchange Commission
January 18, 2008

Response

The Company did consider paragraph 8 of SOP 01-6 in connection with the transfers in question and, as disclosed by the Company, the loans classified as held for sale were carried at the lower of cost or fair value. In addition, the Company relied upon guidance provided by the Office of the Comptroller of the Currency (OCC) in its “Interagency Guidance on Certain Loans Held for Sale,” issued March 26, 2001, and supported by a letter from the Commission of even date. The Company also consulted with the OCC with respect to the accounting for this transaction both at June 30, 2007 and September 30, 2007. Lastly, the Company relied upon guidance provided within a September 21, 2007 draft (subsequently issued in final form on October 3, 2007 without change) of a white paper entitled “Measurement of Loan Value in Illiquid (or Less Liquid Markets),” issued by the Center for Audit Quality. As disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2007, the Company reclassified approximately $16.6 million of net loans from the loan portfolio to the held for sale classification at their then estimated lower of cost or fair value due to its intent, at that time, to package and sell certain nonperforming loans in the secondary market rather than incur the cost of collection and the “work-out” of such loans. As disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2007, certain of those loans were in fact sold. Due to the prevailing secondary market conditions, which worsened in the third quarter when the final bids were received, the remaining balance of these loans, previously identified as held for sale, were determined not to be offered for sale. During the third quarter, at the Board’s direction, management was directed to continue to hold those loans and restructure or otherwise collect those loans and not offer those loans for sale. Based upon the above-referenced guidance and the intent and ability of the Company to no longer sell those loans, those loans were transferred back to loans held for investment at their then estimated fair value (based on bids received) of approximately $3.7 million.

•	Clarify where you included the proceeds from the sale of the reclassified loans in the statements of cash flows. If you have included them in the operating section, please revise to include them in the investment section so that the cash inflows will follow the cash outflows. Refer to paragraph 9 of SFAS 102.

Response

The proceeds were included as a separate line item in the cash flow statement under cash flows from operating activities. The Company agrees with comments of the Staff that the proceeds from the loan sale should be classified in the investing section of the statement of cash flows. However, the Company believes it is not necessary to amend the September 30, 2007 Form 10-Q for the following reasons: (1) the proceeds were clearly identified as a separate line item in the operating cash flow section of the statement, (2) thorough disclosure of the transaction was provided in the MD&A section of the filing, (3) the item has no effect on the balance sheet or income statement and (4) the proceeds will be properly classified in the cash flow statement in the filing of the Company’s Form 10-K, to be filed in the next 60 days. The Company does agree to reclassify the line item in cash flow statements for future filings, including the 2007 cash flow statement to be included in the Form 10-Q for the quarter ending September 30, 2008 (with a disclosure that such has been reclassified).

Securities and Exchange Commission
January 18, 2008

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure and responses to comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that this letter and the proposed responses adequately respond to the Staff’s comments. If you need anything further or wish to discuss these matters in more detail, please contact me at 517-545-2213.

Best regards,

Janice Trouba
Chief Financial Officer
FNBH Bancorp, Inc.